                               1996 ANNUAL REPORT








                          PORTSMOUTH BANK SHARES, INC.

--------------------------------------------------------------------------------
CONTENTS

--------------------------------------------------------------------------------

                                                                          Page

Financial Highlights........................................                1
The Company's Business......................................                1
Management's Discussion and Analysis........................                5
Quarterly Data..............................................               10
Selected Five-Year Financial Data...........................               11
Auditors' Report............................................               12
Consolidated Financial Statements...........................               13
Notes to Consolidated Financial Statements..................               18
Officers and Directors......................................               36

--------------------------------------------------------------------------------
Financial Highlights
--------------------------------------------------------------------------------

                                                             December 31,
                                                          ---------------------
                                                            1996         1995
                                                          --------     --------
                                                            (In thousands)

Total Assets......................................        $271,569    $267,272
Interest-bearing-deposits with another bank.......          53,982      55,458
Loans.............................................         101,417      77,852
Investments.......................................         105,304     123,433
Deposits..........................................         198,148     195,570
Stockholders' equity..............................          66,077      67,776
Net interest and dividend income..................          10,043      10,862
Net income........................................           5,957       6,041

--------------------------------------------------------------------------------

MARKET FOR THE COMPANY'S COMMON STOCK AND RELATED STOCKHOLDER MATTERS

The Common Stock of Portsmouth Bank Shares, Inc. is traded in the over-the-counter market, and quoted by the National Association of Securities Dealers Automated Quotation Nasdaq National Market under the symbols "POBS". It was first offered on February 17, 1988 at $7.50 per share. At February 10, 1997 the closing price per share was $15.75. At December 31, 1996 there were approximately 1,044 holders of record of Common Stock. The following table sets forth, quarterly, the high and low closing prices of the Company's Common Stock on the Nasdaq National Market, together with the cash dividends paid in each period.

                                1996                              1995
                   ------------------------------  --------------------------------
                   FOURTH  THIRD  SECOND  FIRST    FOURTH   THIRD   SECOND  FIRST
                   QUARTER QUARTERQUARTER QUARTER  QUARTER  QUARTER QUARTER QUARTER
                   ------- -------------- -------  -------  ------- ------- -------
Dividends declared
per share......... $  .40  $  .15 $  .15  $  .15*  $  .40   $  .13  $  .13  $  .12*
Stock Price
  High...........  $15.13  $14.00 $14.75  $15.50   $15.50   $14.25  $12.25  $12.22
  Low............  $12.88  $12.63 $13.00  $13.75   $13.50   $11.62  $11.00  $11.25
                             *Plus a 2 % Stock Dividend
------------------------------------------------------------------------------

THE COMPANY'S BUSINESS

      Portsmouth Bank Shares, Inc. ("Portsmouth" or the "Company") is the parent holding company of Portsmouth Savings Bank (the "Bank").

      The Company conducts its business primarily through the Bank, its wholly-owned subsidiary. The principal business of the Bank is attracting deposits from the general public and investing in residential and commercial real estate loans, consumer loans and a portfolio of conservative investments. On February 13, 1997 Portsmouth Bank Shares, Inc. and CFX Corporation (CFX) signed a definitive agreement under which CFX will acquire Portsmouth and the Bank.

      The Bank, an FDIC-insured savings institution, was organized in 1823 and is the oldest state-chartered savings bank in New Hampshire. It operates through its principal office at 333 State Street, Portsmouth, New Hampshire, and two branch offices in Greenland and North Hampton, New Hampshire. The Bank's lending activities and depositor base extend into Strafford County, New Hampshire and York County, Maine. At December 31, 1996 the Bank had a total regulatory capital ratio of 40.59%, which exceeds the 8% FDIC requirement. At December 31, 1996, the Bank's ratio of net worth to assets was 24.33%.

      The Bank's lending policies focus on loan quality and close monitoring of the loan portfolio by management. The Board of Directors reviews significant loan applications prior to approval. The Bank maintains a large investment portfolio and its investment policies stress safety and liquidity. In order to protect its net interest margin against significant fluctuations, the Bank seeks, where possible, to better match the interest rate sensitivity and maturities of its assets and liabilities.

      The Bank's investment policy emphasizes liquidity and preservation of capital. The Board of Directors participates with management in all significant investment decisions. Investments are primarily in short-term, liquid assets in order to minimize the effects on its portfolio of changes in interest rates.

      The excess of the Bank's interest-earning assets maturing or repricing within one year over its interest-bearing liabilities maturing or repricing within one year (the "gap") was a positive $59.9 million (23.2%) of earning assets at December 31, 1996. In making this calculation, the Bank assumes that approximately 15% of its regular savings, money markets and NOW accounts reprice within one year. The Bank regularly, at least monthly, reviews and evaluates its asset-liability (gap) position and policy guidelines. Quarterly, the Bank consults with its independent investment advisor, reviewing the policy guidelines and means to better match interest sensitive assets and liabilities within the policy guidelines. In setting the guidelines for the policy's time horizons, the following are the major factors considered: 1) projected interest rates; 2) run-off or growth of "Core Deposits" (regular savings, money market and NOW accounts); 3) competitive restraints to rate changes; 4) historical trends; 5) availability of qualified investments at acceptable rates and maturities; 6) maintaining a diversified asset mix and 7) lack of brokered deposits. The Bank has in recent years significantly increased its investments in U.S. Treasury and government agency securities, as well as corporate securities. Offsetting this increase, interest-bearing deposits with other banks have declined substantially and outstanding loan balances have diminished. This change in asset-liability strategy reflects a continued weak local economy. The Bank is currently writing substantially all of its newly originated fixed-rate mortgage loans to meet the requirements for sale in the secondary market. No sales in the secondary market were made in 1996.

      The Bank currently competes for both deposits and loans with many other savings banks, commercial banks, savings and loan associations and credit unions with offices in and around the Portsmouth area. The Bank maintains its market position by offering very competitive rates for deposits and loans as well as a full complement of banking services and other retail financial services for individuals and small businesses.

      LENDING ACTIVITIES. At December 31, 1996, the Bank's loan portfolio totaled $101.4 million, representing approximately 51.2% of the Bank's $198.1 million total deposits at that date. The principal categories of loans in the Bank's portfolio are residential real estate loans secured by 1-4 family residences, 63%; commercial real estate loans secured by multi-family residential and commercial properties, 18%; and consumer and other loans, which comprise 19% of the portfolio.

      Under regulations promulgated by the Bank Commissioner of New Hampshire (the "Commissioner"), the Bank may not make any loan to one borrower, as defined, which exceeds a limit which at December 31, 1996, amounted to $19.8 million. At that date, the Bank's largest single borrower had aggregate loans outstanding of $2.6 million.
      The Bank offers adjustable-rate mortgage loans as part of a strategy to originate loans that are more interest-rate sensitive than traditional fixed-rate mortgage loans. At December 31, 1996, adjustable-rate loans (primarily residential mortgage loans) comprised 39.3% or $34.8 million of the total loan portfolio. Another aspect of the asset-liability management effort has been a policy of writing newly- originated fixed-rate residential mortgage loans to meet the requirements for sale in the secondary market. A substantial amount ($42.1 million) of fixed-rate mortgage loans are carried in the portfolio. During periods of rising interest rates, the market value of fixed-rate loans may decline. Presently management has no intention of disposing of any significant portion of its fixed-rate mortgage loan portfolio, any such disposition may result in the realization of losses, thereby affecting the net worth and net income of the Bank.
      At December 31, 1996, the portfolio of residential mortgage loans totaled $62.2 million, consisting of 1,331 loans. The average size of such loans was $46,952. The adjustable-rate loans currently offered by the Bank have terms of up to 30 years and an interest rate that adjusts every one, three or five years in accordance with an index based on securities issued by the United States Government. There is an annual 2% cap on any increase in interest rates, as well as an overall "life time" cap equal to 6%. The Bank has not engaged in the practice of using a cap on the loan payments, which could allow the loan balance to increase rather than decrease, resulting in negative amortization. Although the Bank may for competitive reasons offer discounts on the interest on its adjustable-rate residential mortgage loans for up to five years, the Bank evaluates a borrower's ability to pay at or above the initial contract rate.
      The origination of adjustable-rate mortgage loans reduces the risks associated with changes in interest rates, but such loans involve other risks, because as interest rates increase the underlying payments by the borrower also increase, thus increasing the potential for default. At the same time, the marketability of the underlying collateral may be adversely affected by higher interest rates. These risks have not had any adverse effect on the Bank to date.
      Commercial real estate loans are primarily secured by existing properties, such as apartment buildings and, to a lesser extent, office buildings, industrial buildings, warehouses and various special purpose properties. At December 31, 1996, the Bank had $18.2 million of such loans in its portfolio, the largest outstanding balance of which was $2.3 million. Although terms vary, commercial real estate loans secured by existing properties generally have maturities of 15 years or less and interest rates that are tied to the N.Y. prime rate are generally adjustable.
      The Bank offers both secured and unsecured personal loans, as well as automobile, boat, home improvement, collateral and government guaranteed education loans. Consumer loans generally have maturities of up to ten years. At December 31, 1996, the Bank's portfolio of consumer and other loans totaled $6.2 million, representing 7.01% of all loans. Consumer loans generally have shorter terms and higher interest rates than first mortgage loans.

      NON-PERFORMING ASSETS AND DELINQUENT LOANS. The Bank's lending policy focuses on loan quality and close monitoring of the loan portfolio by management. As a result of this lending policy, the Bank has experienced minimal loan charge-offs and delinquencies. For the year 1996, the Bank had net charge-offs of $40,000. At December 31, 1996, the Bank had five non-performing loans in its $101.4 million loan portfolio totaling $576,000. While the Bank has generally been able to work out satisfactory repayment schedules with delinquent borrowers, the Bank will undertake foreclosure or other legal proceedings if a loan delinquency is not otherwise satisfactorily resolved. Real estate acquired as a result of foreclosure action amounted to $100,492 at December 31, 1996, a decrease of $568,000 since December 31, 1995. The properties are being actively marketed.

      INVESTMENT ACTIVITIES. The Bank's investment policy emphasizes liquidity and preservation of capital. The Board of Directors participates with management in all significant investment decisions and is counseled by a professional independent investment adviser. As part of its asset-liability restructuring program, the Bank maintains a sizeable investment portfolio amounting to $105.3 million or 38.8% of its total assets at December 31, 1996. The Bank invests in United States government and agency obligations, corporate bonds that are of investment grade or higher and in conservative income-oriented equity securities. The Bank's equity portfolio had amortized cost and fair values of $14.9 million and $15.9 million, respectively, at December 31, 1996. The balance of the Bank's investment securities had amortized cost and fair market values of $88.3 million and $89.3 million, respectively. The Bank's investment in interest-bearing deposits with the Federal Home Loan Bank (the "FHLB") totaled $54.0 million at December 31, 1996 as call provisions were exercised by the issuers of agency obligations. These deposits amounted to $55.5 million at December 31, 1995.
      In addition to providing liquidity and opportunities to enhance the repricing characteristics of the Bank's earning assets, the investment portfolio provides an important source of recurring income. For the years ended December 31, 1996 and 1995, the Bank's investment portfolio generated 61.0% and 63.5%, respectively, of total interest and dividend income. The Bank's investment portfolio earned 7.42% on taxable investment securities and 3.86% on tax-exempt securities in 1996, while earning 7.02% and 4.77%, respectively, on such securities in 1995. The Bank's interest-bearing deposits with the FHLB earned 5.29% in 1996 and 5.91% in 1995. It is management's intent to hold securities on a long-term basis or until maturity; however, securities may be traded whenever the opportunity is presented so long as it is consistent with our investment policy and the categorization of the portfolio for financial reporting purposes.

      SOURCES OF FUNDS. Deposits obtained through the Company's banking offices have traditionally been the principal source of funds for use in lending and for other general business purposes. To a lesser extent, funds are also derived from amortization and prepayments of outstanding loans and maturities of investment securities.
      The Bank's current deposit products include passbook savings and club accounts, demand accounts, NOW accounts, money market deposit accounts and certificates of deposit ranging in terms from three months to three years. Included among these deposit products are Individual Retirement Account Certificates and Keogh Retirement Certificates (collectively "retirement accounts"). In recent years market conditions have required the Bank to increase its emphasis on short-term certificate accounts and other types of deposit accounts that are more responsive to changes in market interest rates.
      Deposits of the Bank totaled $198.1 million or 73.0% of its total assets at December 31, 1996.
       Deposit account interest rates are priced to be competitive with other financial institutions conducting business in its market area. The ability of the Bank to attract and maintain deposits and control the Bank's overall cost of funds has been and will continue to be significantly affected by economic and competitive conditions.

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS

      This financial review of Portsmouth Bank Shares, Inc. is intended to broaden the understanding of the Company's financial condition and operating results. This section should be read in conjunction with the Company's consolidated financial statements, related notes and supplementary financial data.
      As a financial services organization, the Company should be reviewed in terms of the trends in its cash flows and changes in financial condition, the yields on earning assets and the cost of interest-bearing liabilities. The results of operations are largely dependent upon net interest income, which is the difference between income from interest and fees on loans plus income on investments, less interest expense on deposits. Interest income is a function of the average balance of loans and investments outstanding during the period and the average rates earned. Interest expense is a function of the average balance of deposits outstanding during the period and the average rates paid on such deposits. Income is also affected by the level of non-interest income and expenses.

FINANCIAL CONDITION

      At December 31, 1996, the Company's total assets were $271,569,000 compared to $267,272,000 at December 31, 1995, an increase of $4,297,000 or 1.61%. The increase in assets reflects the gradual recovery of the economy in our market area. The Company perceives considerable evidence, coupled with a concurrent increase in deposits, that this recovery may continue. Loans increased as a percentage of total assets as the Company experienced attractive lending opportunities in the local area. At December 31, 1996, loans totalled $101,417,000 or 37.3% of total assets compared to $77,852,000 or 29.1% of total assets at December 31, 1995. Investment securities declined as a percentage of total assets due primarily to early calls of these securities, the Company's decision to seek to redeploy a portion of the proceeds in loans rather than in investments and the relative lack of similar investments. At December 31, 1996 investment securities totalled $105,304,000 or 38.8% of total assets compared to $123,433,000 or 46.2% of total assets at December 31, 1995. The Company's asset/liability management investment strategy is to hold securities until maturity unless market conditions change significantly. At December 31, 1996 the carrying value of Investment securities included net appreciation of $2,070,000 in accordance with provisions of SFAS No. 115.
      Stockholders' equity was $66,077,000 at December 31, 1996 or 24.3% of total assets, compared to $67,776,000 or 25.4% of total assets, at December 31, 1995. Dividends paid in 1996 to stockholders amounted to $4,869,000 or 81.7% of net income. Stockholders equity at December 31, 1996 includes $1,271,000 which reflects the after-tax effect of net unrealized holding gain on available-for-sale securities in accordance with SFAS No. 115. This amount reflects a decrease of $2,307,000 from December 31, 1995, which was responsible for the entire decrease in stockholders' equity over the same period.
      Management is not aware of any trends, events or uncertainties that will have or that are reasonably likely to have a material effect on the Company's liquidity, capital resources or results of operations. The agreement which provides for the acquisition of the Company and the Bank by CFX, Inc. requires the Bank to operate in accordance with past practices.

LIQUIDITY AND INTEREST RATE SENSITIVITY MANAGEMENT

      Management seeks to assure that the Bank has adequate liquidity to meet the cash requirements of customers and to maintain an appropriate balance between interest-sensitive assets and liabilities. Interest rate sensitivity management seeks to avoid fluctuating net interest margins and to achieve consistent growth of net interest income through periods of changing interest rates by maintaining an appropriate balance between interest-sensitive assets and liabilities.
      The Company has a policy of closely managing its liquidity position as part of its program to better match its asset and liability maturities. By actively administering its interest rate sensitivity position, the Company seeks to protect and improve its net interest income through periods of changing rates. At December 31, 1996 the Company's one year interest sensitivity position is asset sensitive with a one year cumulative sensitivity gap, as a percent of earning assets, of 23.2%, compared with a gap of 12.7% at December 31, 1995. The gap increased 10.5 percentage points during 1996 due to the fact that new commercial paper loans of $13 million are included in the 0-3 mos category.

      The following table depicts the Company's interest rate sensitivity at December 31, 1996.


                                            Sensitivity Period
                            -----------------------------------------------------------
                                                                     Beyond
                            0-3 mos   6 mos    1 year   1-3 years   3 years      Total
                            -------  --------  -------  ---------   -------    --------
                                           (dollars in thousands)
Interest earning assets:
  Loans ....................$22,863   $ 8,119  $  9,065  $  8,660   $52,710  $101,417
  Investments................76,482    15,528     9,019     9,985    46,200   157,214
                            -------   -------  --------  --------   -------  --------
     Total..................$99,345   $23,647  $ 18,084  $ 18,645   $98,910  $258,631
                            =======   =======  ========  ========   =======  ========
Interest-bearing liabilities:
  Deposits..................$20,242   $29,293  $ 31,519  $ 55,024   $62,070  $198,148
Long term debt (other
liabililties)................    24        24        48       339     1,832     2,267
                            -------   -------  --------  --------   -------  --------
     Total..................$20,266   $29,317  $ 31,567  $ 55,363   $63,902  $200,415
                            =======   =======  ========  ========   =======  ========
Period sensitivity gap......$79,079   $(5,670) $(13,483) $(36,718)  $35,008  $ 58,216
Cumulative sensitivity gap..$79,079   $73,409  $ 59,926  $ 23,208   $58,216  $ 58,216
Cumulative sensitivity gap
  as a percentage of total
  earning assets............   30.6%     28.4%     23.2%      9.0%     22.5%


      The following average balance sheets present for the periods indicated the total dollar amount of interest income from earning assets and the resultant yields as well as the interest paid on interest-bearing liabilities, expressed both in dollars and rates:

                                                         Year Ended December 31,
                           ------------------------------------------------------------------------------
                                      1996                         1995                     1994
                                      ----                         ----                     ----
                           Average            Yield/    Average           Yield/ Average            Yield/
                           Balance   Interest  Rate     Balance Interest   Rate  Balance  Interest   Rate
                          --------   --------  ----     ------- --------   ----  -------  --------   ----
                                                        (dollars in thousands)

Interest-earning
 assets:

    Loans................ $ 85,247   $ 7,141   8.38%   $ 77,414  $ 6,768   8.74% $ 78,940  $ 6,716   8.51%
    Interest-bearing
      deposits with
      other banks........   56,565     2,992   5.29      29,971    1,770   5.91    22,240      904   4.06
    Taxable investment
      securities.........  106,286     7,884   7.42     139,330    9,777   7.02   147,658    9,982   6.76
    Tax-exempt
      investment
      securities.........    7,385       285   3.86       4,840      231   4.77    10,314      354   3.43
                          --------   -------           --------  -------         --------  -------
Total interest-earning
  assets.................  255,483    18,302   7.16     251,555   18,546   7.37   259,152   17,956   6.93
Non-interest-earning
  assets.................    9,311                        9,562                    10,332
                          --------                     --------                  --------
      Total.............. $264,794                     $261,117                  $269,484
                          ========                     ========                  ========

Interest-bearing
  liabilities:

      Regular savings....  $46,356   $ 1,255   2.71    $ 50,259  $ 1,348   2.68  $ 60,245  $ 1,616   2.68
      NOW accounts.......   24,099       391   1.62      21,688      371   1.71    22,052      388   1.76
      Money market
      accounts...........   24,084       752   3.12      26,508      815   3.07    35,394      966   2.73
      Time certificates
       of deposit........  102,760     5,656   5.50      96,299    4,957   5.15    86,072    3,081   3.58
                          --------   -------           --------  -------         --------  -------
      Total interest-
       bearing
       deposits..........  197,299     8,054   4.08     194,754    7,491   3.85   203,763    6,051   2.97
      Long-term debt.....    2,627       205   7.80       2,720      193   7.10     2,778      196   7.06
                          --------   -------           --------  -------         --------  -------
      Total interest-
       bearing
       liabilities.......  199,926     8,259   4.13     197,474    7,684   3.89   206,541    6,247   3.02
Non-interest-bearing
  liabilities............      663                          594                       870
Net worth................   64,205                       63,049                    62,073
                          --------                     --------                  --------
      Total.............. $264,794                     $261,117                  $269,484
                          ========                     ========                  ========
Net interest income/
  interest rate spread...            $10,043   3.03%             $10,862   3.48%           $11,709   3.91%
                                     =======   ====              =======   ====            =======   ====
Net earning balance/net
  yield on interest
  earning assets......... $ 55,557             3.93%   $ 54,081            4.32% $ 52,611            4.52%

------------------

      The following table presents the dollar amount of changes in interest income and expense for each major component of interest earning assets and interest bearing liabilities, and the amount of change attributable to changes in average balances and average rates for the periods indicated. The net change attributable to changes in both volume and rate, which cannot be segregated, has been allocated proportionately to the change due to volume and the change due to the rate.

                              Year Ended December 31, 1996  Year Ended December 31, 1995
                                   Compared to 1995              Compared to 1994
                                  Increase (Decrease)            Increase (Decrease)
                                Volume   Rate      Net        Volume     Rate      Net
                               -------   -----   ------       -----    ------   ------
                                          (dollars in thousands)
Interest income on loans       $   679   $(306)  $  373       $(133)   $  185   $   52
Interest income on interest-
  bearing deposits with
  other banks                    1,573    (351)   1,222         391       475      866
Interest income on              (2,197)    358   (1,839)       (755)      427     (328)
                               -------   -----   ------       -----    ------   ------
investments
Total interest-earning assets  $    55   $(299)  $ (244)      $(497)   $1,087   $  590
                               =======   =====   ======       =====    ======   ======
Interest expense on deposits   $   105   $ 458   $  563       $(347)   $1,787   $1,440
Interest expense on long-term
debt                                (7)     19       12          (4)        1       (3)
                               -------   -----   ------       -----    ------   ------
Total interest-bearing
  liabilities                  $    98   $ 477   $  575       $(351)   $1,788   $1,437
                               =======   =====   ======       =====    ======   ======





INTEREST RATE SPREADS


      The following schedule sets forth the weighted average yield on interest-earning assets, the weighted average interest rate paid on interest-bearing liabilities, and the interest rate spread for the years indicated.


                                                      Years Ended December 31,
                                          --------------------------------------------
                                          1996     1995       1994       1993     1992
                                          ----     ----       ----       ----     ----
Yield on loans                            8.38%    8.74%      8.51%      9.03%    9.40%
Yield on investments (including
  short-term investments)(1)              6.56     6.76       6.23       6.12     6.45
Weighted average yield on
  interest-earning assets                 7.16     7.37       6.93       7.02     7.43
Weighted average rate on interest-
  bearing liabilities                     4.13     3.89       3.02       3.35     4.47
Interest rate spread(2)                   3.03     3.48       3.91       3.67     2.96

---------
      (1) Includes federal funds sold, certificates of deposit and Federal Home
Loan Bank-overnight deposit.

      (2) Interest rate spread is the difference between the yield on interest-earning assets and the rate on interest-bearing liabilities.

                              RESULTS OF OPERATIONS

COMPARISON OF YEARS ENDED DECEMBER 31, 1996 AND 1995

      General. Net income for the comparable periods remained constant, $5,957,000 for 1996 versus $6,041,000 for 1995. Net interest income for 1996 was $10,043,000, a decrease of $819,000 or 7.5% when compared to $10,862,000 for
1995. There was no provision for loan losses in 1996 or 1995. Other income (primarily investment securities gains) increased $662,000 and other expense decreased $80,000 (primarily due to a decrease in FDIC insurance premiums).

      Net Interest Income. The decrease in net interest income reflects the continued low level of interest rates. The increase in total average interest-bearing assets of $3,928,000 reflects substantial changes in the composition thereof. Average balances of taxable investment securities declined $33,044,000 due primarily to early calls exercised by the issuer. The Bank aggressively competed for alternative investment vehicles and did in fact increase the average balance of non-taxable investment securities $2,545,000, the average balance of loans by $7,833,000, and the year-end balance of loans by $23,565,000. Still, the average balance of interest-bearing deposits with other banks increased $26,594,000 since the substantial increase in loans took place late in the year. Yields on total interest-bearing assets averaged 7.16% for 1996 compared to 7.37% for 1995, a decrease of 21 basis points. Total average interest-bearing liabilities increased $2,452,000 to $199,926,000. The increase in average time certificates of deposit of $6,461,000 and the increase in the average rate paid on these deposits of 35 basis points is indicative of a very competitive market place. Net transfers from our day of deposit accounts also contributed to increased deposit costs during 1996. The interest rate spread of 3.03% at December 31, 1996 reflects a decline of 45 basis points from 3.48% at December 31, 1995.

      Provision for Loan Losses. The zero provision for 1996 and 1995 reflects management's evaluation of the excellent credit quality within the loan portfolio. Management is not aware of any trends or uncertainties which would materially impact results of future operations or materially increase nonperforming loans.

      Other Income and Expense. Other income increased $662,000 to $1,888,000 at December 31, 1996. Investment securities gains constituted $590,000 of this increase and, service charges on deposit accounts and other income comprised the remainder of $72,000. Other expenses totaled $3,527,000 compared to $3,607,000, a reduction of $80,000. The major components of this reduction were a decrease in FDIC insurance premiums of $252,000, partially offset by an increase in general and administrative expenses of $152,000 due to the normal course of business.

COMPARISON OF YEARS ENDED DECEMBER 31, 1995 AND 1994

      General. Net income for the year ended December 31, 1995 amounted to $6,041,000 compared to $5,872,000 for the year 1994, an increase of $169,000 or 2.9%. Net interest income totaled $10,862,000, a decrease of $846,000 or 7.2% when compared to $11,708,000 for 1994. There was no provision for loan losses in 1995 or 1994. Other income was up $723,000 and the other expense decreased $428,000.

      Net Interest Income. The decrease in net interest income is due in part to the general decline of interest rates during 1995. This decline led to early calls of investment securities, proceeds from which were invested at lower short-term rates. The decline in the average balance of taxable investment securities of $8,328,000 and the increase in the average balance of interest-bearing deposits with other banks of $7,731,000 demonstrated this point. The other major factor contributing to the decrease in net interest income was the $10,227,000 increase in the average balance of time certificates of deposits and its rate increase of 157 basis points. The average balance increase reflects in part transfers from our day of deposit accounts, for which these monies had already been invested. The increase in the average rate paid is attributable to rate increases implemented in 1994. Consequently, the rates move down slowly as term certificates mature. The interest rate spread declined 43 basis points, from 3.91% in 1994 to 3.48% in 1995.

      Provision for Loan Losses. The zero provision for 1995 and 1994 reflects management's evaluation of the excellent credit quality within the loan portfolio. Management is not aware of any trends or uncertainties which would materially impact results of future operations.

      Other Income and Expense. Other income totaled $1,226,000, an increase of $723,000 compared to 1994. This increase is due to investment securities gains, primarily from issues called. Other expenses decreased $428,000 from the 1994 level of $4,035,000 or 10.6%. The reduction is comprised of a reduction in F.D.I.C. insurance premiums of $246,000 and general and administrative expenses of $301,000, partially offset by an increase in salaries and employee benefits of $119,000.

      Impact of Inflation. The Consolidated Financial Statements and related consolidated financial data presented herein have been prepared in accordance with generally accepted accounting principles which require the measurement of financial position and operating results in terms of historical dollars without considering the changes in the relative purchasing power of money over time due to inflation. The primary impact of inflation on operations of the Bank is reflected in increased operating costs. Unlike most industrial companies, virtually all the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates have a more significant impact on a financial institution's performance than the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the price of goods and services.

QUARTERLY DATA
CONSOLIDATED QUARTERLY INCOME SUMMARY

                                      1996 Quarters                      1995 Quarters
                              ------------------------------      ------------------------------
                               First  Second   Third  Fourth       First  Second  Third   Fourth
                              ------  ------  ------  ------      ------  ------  ------  ------
                                                        (In thousands)
Interest and dividend
  income....................  $4,499  $4,534  $4,600  $4,669      $4,600  $4,635  $4,684  $4,627
Interest expense............   2,008   2,020   2,026   2,205       1,600   1,837   1,965   2,282
                              ------  ------  ------  ------      ------  ------  ------  ------
Net interest and dividend
  income....................   2,491   2,514   2,574   2,464       3,000   2,798   2,719   2,345
Provision for loan losses...       0       0       0       0           0       0       0       0
                              ------  ------  ------  ------      ------  ------  ------  ------
Net interest and dividend
  income after provision
  for loan losses...........   2,491   2,514   2,574   2,464       3,000   2,798   2,719   2,345
Other income................     534     340     349     665          67     258      68     833
Other expense...............     921     868     831     907       1,024   1,004     806     774
                              ------  ------  ------  ------      ------  ------  ------  ------
Income before income taxes..   2,104   1,986   2,092   2,222       2,043   2,052   1,981   2,404
Income taxes................     643     551     638     615         596     606     591     646
                              ------  ------  ------  ------      ------  ------  ------  ------
Net income..................  $1,461  $1,435  $1,454  $1,607      $1,447  $1,446  $1,390  $1,758
                              ======  ======  ======  ======      ======  ======  ======  ======

Primary earnings per share*   $ 0.25  $ 0.24  $ 0.24  $ 0.27      $ 0.25  $ 0.25  $ 0.25  $ 0.26
                              ======  ======  ======  ======      ======  ======  ======  ======

* 1995 earnings adjusted for 2% Stock Dividend issued March 15, 1996


SELECTED FIVE-YEAR FINANCIAL DATA

FINANCIAL CONDITION DATA


                                                     December 31,
                                   ------------------------------------------------
                                     1996       1995     1994      1993      1992
                                   --------  --------  --------  --------  --------
                                                     (in thousands)
Total assets ..................... $271,569  $267,272  $261,155  $276,339  $293,956
Interest-bearing deposits with
  other banks ....................   53,982    55,458     9,133    33,177    36,012
Net loans ........................  100,042    76,451    78,684    79,291    93,088
Investment securities ............  105,304   123,434   154,906   150,184   150,593
Total interest-bearing deposits ..  198,148   195,570   195,396   210,519   230,890
Stockholder's equity .............   66,077    67,776    62,715    62,228    59,656


OPERATING DATA
                                               Year Ended December 31,
                                   ------------------------------------------------
                                      1996     1995      1994      1993      1992
                                   --------  --------  --------  --------  --------
                                                  (Dollars in thousands)
Interest and dividend income:

  Interest and fees on loans .......$ 7,141   $ 6,768  $  6,716 $   7,576  $  8,880
  Interest and dividend income ..... 11,161    11,778    11,240    11,588    11,629
                                    -------   -------  --------  --------  --------
    Total interest and dividend
      income ....................... 18,302    18,546    17,956    19,164    20,509

Interest expense ...................  8,259     7,684     6,247     7,467    10,565
                                    -------   -------  --------  --------  --------
Net interest and dividend income ... 10,043    10,862    11,709    11,697     9,944
Provision for loan losses ..........      0         0         0        71       201
                                    -------   -------  --------  --------  --------
Net interest and dividend income
  after provision for loan losses .. 10,043    10,862    11,709    11,626     9,743
Other income:
  Investment securities gains ......  1,529       939       204       255       485
  Other ............................    359       287       299       495       279
    Total other income .............  1,888     1,226       503       750       764
Other expense ......................  3,527     3,608     4,035     4,285     4,654
                                    -------   -------  --------  --------  --------
Income before taxes ................  8,404     8,480     8,177     8,091     5,853
Income tax .........................  2,447     2,439     2,305     1,952     1,385
                                    -------   -------  --------  --------  --------
    Net income .................... $ 5,957   $ 6,041   $ 5,872  $  6,139  $  4,468
                                    =======   =======   =======  ========  ========
Interest rate spread ...............   3.03%     3.48%     3.91%     3.67%     2.96%
Net yield on interest earning
  assets ...........................   3.93%     4.32%     4.52%     4.28%     3.78%
Return on average assets ...........   2.25%     2.31%     2.18%     2.14%     1.57%
Return on average equity ...........   9.28%     9.58%     9.21%     9.85%     7.76%
Equity to asset ratio ..............  24.33%    25.36%    24.01%    22.52%    20.29%


                       SHATSWELL, MacLEOD & COMPANY, P.C.
                          CERTIFIED PUBLIC ACCOUNTANTS

                                 83 PINE STREET
                     WEST PEABODY, MASSACHUSETTS 01960-3635
                                 (508) 535-0206



The Board of Directors
Portsmouth Bank Shares, Inc.
Portsmouth, New Hampshire


                          INDEPENDENT AUDITORS' REPORT
                          ----------------------------

We have audited the accompanying consolidated balance sheets of Portsmouth Bank Shares, Inc. and Subsidiary as of December 31, 1996 and 1995 and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Portsmouth Bank Shares, Inc. and Subsidiary as of December 31, 1996 and 1995, and the consolidated results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1996, in conformity with generally accepted accounting principles.

As discussed in Note 2 to the consolidated financial statements, the Company adopted the provisions of the Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 115 "Accounting for Certain Investments in Debt and Equity Securities" as of January 1, 1994.


                                         /s/ Shatswell, MacLeod & Company, P.C.
                                         ---------------------------------------
                                         Shatswell, MacLeod & Company, P.C.


West Peabody, Massachusetts
January 13, 1997, except for Note 20,
  as to which the date is February 13, 1997

                   PORTSMOUTH BANK SHARES, INC. AND SUBSIDIARY
                   -------------------------------------------

                           CONSOLIDATED BALANCE SHEETS
                           ---------------------------

                           December 31, 1996 and 1995
                           --------------------------

ASSETS                                                         1996               1995
------                                                     ------------       ------------
Cash and due from banks                                    $  6,149,250       $  5,466,275
Federal Home Loan Bank-overnight deposit                     53,982,431         55,458,074
                                                           ------------       ------------
        Cash and cash equivalents                            60,131,681         60,924,349
Investments in available-for-sale securities
  (at fair value)                                            92,417,042        102,443,893
Investments in held-to-maturity securities
  (fair values of $11,984,001 as of December 31, 1996
  and $19,962,825 as of December 31, 1995)                   12,012,607         20,114,782
Federal Home Loan Bank stock, at cost                           874,200            874,200
Loans, net                                                  100,042,318         76,451,313
Premises and equipment                                          885,804            895,334
Accrued interest receivable                                   1,838,352          2,338,047
Other real estate owned                                         100,347            668,149
Other assets                                                  3,266,909          2,561,917
                                                           ------------       ------------
                                                           $271,569,260       $267,271,984
                                                           ============       ============

LIABILITIES AND STOCKHOLDERS' EQUITY
------------------------------------
Savings and NOW deposits                                   $ 93,106,451       $ 93,512,876
Time deposits                                               105,041,278        102,056,758
                                                           ------------       ------------
        Total deposits                                      198,147,729        195,569,634
Due to broker                                                 4,440,927
Other liabilities                                             2,904,060          3,926,718
                                                           ------------       ------------
        Total liabilities                                   205,492,716        199,496,352
                                                           ------------       ------------
Stockholders' equity:
  Preferred stock, par value $.10 per share,
   authorized 15,000,000 shares; unissued
  Common stock, par value $.10 per share,
   authorized 25,000,000 shares; issued
   6,496,271 shares in 1996 and 6,362,748
   shares in 1995; outstanding, 5,711,421
   shares in 1996 and 5,622,898 shares in 1995                  649,627            636,275
  Paid-in capital                                            33,423,099         31,645,954
  Retained earnings                                          37,097,092         37,696,064
  Treasury stock, at cost (784,850 shares in 1996
   and 739,850 shares in 1995)                               (6,363,875)        (5,780,750)
  Net unrealized holding gain on
   available-for-sale securities                              1,270,601          3,578,089
                                                           ------------       ------------
        Total stockholders' equity                           66,076,544         67,775,632
                                                           ------------       ------------
                                                           $271,569,260       $267,271,984
                                                           ============       ============










The accompanying notes are an integral part of these consolidated financial statements.

                   PORTSMOUTH BANK SHARES, INC. AND SUBSIDIARY
                   -------------------------------------------


                        CONSOLIDATED STATEMENTS OF INCOME
                        ---------------------------------


                  Years Ended December 31, 1996, 1995 and 1994
                  --------------------------------------------

                                                          1996            1995            1994
                                                       -----------     -----------     -----------
Interest and dividend income:
  Interest and fees on loans                           $ 7,140,707     $ 6,767,588     $ 6,716,216
  Interest and dividends on investment securities:
   Taxable                                               6,761,002       8,571,283       8,850,019
   Tax-exempt                                              284,610         230,799         353,982
   Dividends on equity securities                        1,123,602       1,205,761       1,131,484
  Federal Home Loan Bank and other interest              2,992,308       1,770,076         904,023
                                                       -----------     -----------     -----------
        Total interest and dividend income              18,302,229      18,545,507      17,955,724
                                                       -----------     -----------     -----------
Interest expense:
  Interest on deposits                                   8,054,941       7,490,954       6,051,025
  Other interest expense                                   204,586         192,729         196,265
                                                       -----------     -----------     -----------
        Total interest expense                           8,259,527       7,683,683       6,247,290
                                                       -----------     -----------     -----------
        Net interest and dividend income                10,042,702      10,861,824      11,708,434
                                                       -----------     -----------     -----------
Other income:
  Service charges on deposit accounts                      103,024         100,449         102,184
  Investment securities gains, net                       1,529,267         939,167         203,710
  Other income                                             255,364         186,471         197,344
                                                       -----------     -----------     -----------
        Total other income                               1,887,655       1,226,087         503,238
                                                       -----------     -----------     -----------
Other expense:
  Salaries and employee benefits                         2,059,357       2,040,323       1,921,197
  Occupancy expense                                        307,498         312,209         331,136
  Equipment expense                                        276,553         276,052         321,181
  Loss on sales of other real estate owned, net             28,058           7,125           8,599
  Writedown on other real estate owned                       6,825          24,087          44,973
  FDIC insurance premiums                                    2,000         254,062         500,299
  Other expense                                            846,221         693,527         907,409
                                                       -----------     -----------     -----------
        Total other expense                              3,526,512       3,607,385       4,034,794
                                                       -----------     -----------     -----------
        Income before income taxes                       8,403,845       8,480,526       8,176,878
Income taxes                                             2,446,500       2,439,314       2,305,128
                                                       -----------     -----------     -----------
        Net income                                     $ 5,957,345     $ 6,041,212     $ 5,871,750
                                                       ===========     ===========     ===========

Earnings per share:
  Primary shares outstanding                             5,954,937       5,962,729       6,000,640
                                                       ===========     ===========     ===========

        Net income per share                           $      1.00     $      1.01     $       .98
                                                       ===========     ===========     ===========

  Fully diluted shares outstanding                       5,958,005       5,993,499       6,011,717
                                                       ===========     ===========     ===========

        Net income per share                           $      1.00     $      1.01     $       .98
                                                       ===========     ===========     ===========






The accompanying notes are an integral part of these consolidated financial statements.

                   PORTSMOUTH BANK SHARES, INC. AND SUBSIDIARY
                   -------------------------------------------


           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
           ----------------------------------------------------------

                  Years Ended December 31, 1996, 1995 and 1994
                  --------------------------------------------

                                                                                                               Net
                                                                                            Unearned        Unrealized
                                                                                          Compensation      Holding Gain
                                                                                            Employee       (Loss) On
                                                                                              Stock         Available-
                                    Common        Paid-in       Retained        Treasury    Ownership       For-Sale
                                    Stock         Capital       Earnings         Stock        Plan          Securities
                                   --------     -----------    -----------    ----------- ------------      -------------

Balance, December 31, 1993         $414,028     $30,415,448    $35,453,477    $(3,907,525)  $(147,199)      $
Net income                                                       5,871,750
Payment of principal on
  Employee Stock Ownership
  Plan loan                                                                                    73,600
Purchase of treasury stock                                                     (1,025,125)
Dividends declared                                              (4,021,787)
Issuance of common stock              2,381         137,503
Stock split (3 for 2)               207,497        (207,497)        (1,813)
Net unrealized holding gain
  on adoption of SFAS
  No. 115 as of January 1, 1994                                                                               5,849,980
Net change in unrealized
  holding gain on available-
  for-sale securities
                                                                                                             (6,399,648)
                                   --------     -----------    -----------    -----------   ---------       -----------
Balance, December 31, 1994          623,906      30,345,454     37,301,627     (4,932,650)    (73,599)         (549,668)
Net income                                                       6,041,212
Payment of principal on
  Employee Stock Ownership
  Plan loan                                                                                    73,599
Purchase of treasury stock                                                       (848,100)
Dividends declared                                              (4,394,351)
Stock dividends declared             11,087       1,236,178     (1,252,424)
Issuance of common stock              1,282          64,322
Net change in unrealized
  holding loss on available-
  for-sale securities                                                                                         4,127,757
                                   --------     -----------    -----------    -----------   ---------       -----------
Balance, December 31, 1995          636,275      31,645,954     37,696,064     (5,780,750)                    3,578,089
Net income                                                       5,957,345
Purchase of treasury stock                                                       (583,125)
Dividends declared                                              (4,868,833)
Stock dividends declared             11,201       1,669,024     (1,687,484)
Issuance of common stock              2,151         108,121
Net change in unrealized
  holding gain on available-
  for-sale securities                                                                                        (2,307,488)
                                   --------     -----------    -----------    -----------   ---------       -----------
Balance, December 31, 1996         $649,627     $33,423,099    $37,097,092    $(6,363,875)  $       0       $ 1,270,601
                                   ========     ===========    ===========    ===========   =========       ===========










The accompanying notes are an integral part of these consolidated financial statements.

                   PORTSMOUTH BANK SHARES, INC. AND SUBSIDIARY
                   -------------------------------------------


                                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                     -------------------------------------

                                  Years Ended December 31, 1996, 1995 and 1994
                                  --------------------------------------------

                                                                    1996              1995              1994
                                                                ------------      ------------      ------------
Cash flows from operating activities:
 Net income                                                     $  5,957,345      $  6,041,212      $  5,871,750
 Adjustments to reconcile net income to net cash
   provided by operating activities:
   Increase in cash surrender value                                 (122,221)         (253,091)         (154,501)
   Depreciation and amortization                                      59,048            92,630           136,563
   Deferred tax expense (benefit)                                     19,906             6,918           (21,704)
   Decrease in taxes payable                                         (61,646)          191,469          (293,037)
   (Increase) decrease in interest receivable                        499,695           944,298          (489,685)
   Decrease in interest payable                                                            (46)          (24,787)
   Decrease in accrued expenses                                      (15,342)          (84,950)          (30,073)
   Decrease in prepaid expenses                                        5,859             5,609            23,769
   Increase (decrease) in other liabilities                          (13,560)           85,456           (37,638)
   Increase in other assets                                          (14,458)          (44,756)          (15,373)
   Amortization, net of accretion of investment securities           474,222           770,737         1,284,055
   Investment securities gains, net                               (1,529,267)         (939,167)         (203,710)
   Loss on sales of other real estate owned, net                      28,058             7,125             8,599
   Writedown of other real estate owned                               15,500            24,087            44,973
   Change in unearned income                                          13,100           (59,907)           (1,121)
   Deferred compensation                                             (64,502)          (66,358)          (50,502)
                                                                ------------      ------------      ------------

 Net cash provided by operating activities                         5,251,737         6,721,266         6,047,578
                                                                ------------      ------------      ------------

Cash flows from investing activities:
  Proceeds from sales of other real estate owned                                        36,332           180,259
  Proceeds from paydowns on other real estate owned                      325
  Purchases of available-for-sale securities                     (22,214,588)      (10,379,914)      (24,473,610)
  Proceeds from sales of available-for-sale securities             6,322,016        11,202,969        15,760,453
  Proceeds from maturities of available-for-sale securities       27,682,656        23,276,849         9,256,500
  Purchases of held-to-maturity securities                       (27,604,260)      (13,318,749)      (30,154,161)
  Proceeds from maturities of held-to-maturity securities         35,670,000        32,540,000        17,913,000
  Proceeds from exchange of securities                                                  50,000
  Net (increase) decrease in loans                               (23,081,436)        2,504,357           464,843
  Recoveries of previously charged-off loans                           1,250             1,185
  Capital expenditures                                               (49,518)          (21,613)           (3,972)
                                                                ------------      ------------      ------------

  Net cash provided by (used in) investing activities             (3,273,555)       45,891,416       (11,056,688)
                                                                ------------      ------------      ------------

Cash flows from financing activities:
  Fractional shares paid in cash                                      (7,259)           (5,159)           (1,813)
  Purchase of treasury stock                                        (583,125)         (848,100)       (1,025,125)
  Net decrease in NOW and savings accounts                       (12,844,374)      (16,577,174)      (10,267,235)
  Net increase (decrease) in time deposits                        15,422,469        16,750,753        (4,855,289)
  Dividends paid                                                  (4,868,833)       (4,394,351)       (4,021,787)
  Proceeds from sale of common stock                                 110,272            65,604           139,884
                                                                ------------      ------------      ------------

  Net cash used in financing activities                           (2,770,850)       (5,008,427)      (20,031,365)
                                                                ------------      ------------      ------------

                   PORTSMOUTH BANK SHARES, INC. AND SUBSIDIARY
                   -------------------------------------------

                                          CONSOLIDATED STATEMENTS OF CASH FLOWS
                                          -------------------------------------

                                      Years Ended December 31, 1996, 1995 and 1994
                                      --------------------------------------------
                                                             (continued)

                                                                         1996              1995            1994
                                                                     -----------       -----------      -----------

Net increase (decrease) in cash and cash equivalents                    (792,668)       47,604,255      (25,040,475)
Cash and cash equivalents at beginning of year                        60,924,349        13,320,094       38,360,569
                                                                     -----------       -----------      -----------
Cash and cash equivalents at end of year                             $60,131,681       $60,924,349      $13,320,094
                                                                     ===========       ===========      ===========

Supplemental disclosures:
  Loans transferred to other real estate owned                       $   167,200       $    42,500      $   188,762
  Origination of loans for sales of other real estate owned              722,900           255,000           45,900
  Available-for-sale securities transferred to held-to-maturity
   securities                                                                                            13,082,323
  Interest paid                                                        8,259,527         7,683,729        6,272,077
  Income taxes paid                                                    2,488,240         2,250,514        2,619,869
  Held-to-maturity securities transferred to available-for-sale
   securities                                                                            4,900,534































The accompanying notes are an integral part of these consolidated financial statements.

                   PORTSMOUTH BANK SHARES, INC. AND SUBSIDIARY
                   -------------------------------------------

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   ------------------------------------------

                  Years Ended December 31, 1996, 1995 and 1994
                  --------------------------------------------


NOTE 1 - NATURE OF OPERATIONS
-----------------------------

Portsmouth Bank Shares, Inc. (Company) is a state chartered corporation that was organized in 1987 to become the holding company of Portsmouth Savings Bank
(Bank). The Company's primary activity is to act as the holding company for the Bank. The Bank is a state chartered bank which was incorporated in 1823 and is headquartered in Portsmouth, New Hampshire. The Bank operates its business from three banking offices located in New Hampshire. The Bank is engaged principally in the business of attracting deposits from the general public and investing those deposits in residential and real estate loans, and in consumer and small business loans.

NOTE 2 - ACCOUNTING POLICIES
----------------------------

The accounting and reporting policies of the Company and Subsidiary conform to generally accepted accounting principles and predominant practices within the banking industry. The consolidated financial statements of the Company were prepared using the accrual basis of accounting. The significant accounting policies of the Company and its subsidiary are summarized below to assist the reader in better understanding the consolidated financial statements and other data contained herein.

      PERVASIVENESS OF ESTIMATES:

      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.
      Actual results could differ from the estimates.

      BASIS OF PRESENTATION:

      The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, the Bank. All significant intercompany accounts and transactions have been eliminated in the consolidation.

      CASH AND CASH EQUIVALENTS:

      For purposes of reporting cash flows, cash and cash equivalents include cash on hand, cash items, due from banks and overnight deposits held at the Federal Home Loan Bank.

      INVESTMENT SECURITIES, IN GENERAL:

      Investments in debt securities are adjusted for amortization of premiums and accretion of discounts computed on the straight-line method which has substantially the same effect as using the interest method. Gains or losses on sales of investment securities are computed on a specific identification basis.

      INVESTMENT SECURITIES, AFTER THE ADOPTION OF SFAS NO. 115:

      As of January 1, 1994, the Company adopted Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" (SFAS No. 115). The Statement establishes standards of financial accounting and reporting for investments in equity securities that have readily determinable fair values and all investments in debt securities. SFAS No. 115 requires that an enterprise classify debt and equity securities into one of three categories: held-to-maturity, available-for-

                   PORTSMOUTH BANK SHARES, INC. AND SUBSIDIARY
                   -------------------------------------------

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   ------------------------------------------

                  Years Ended December 31, 1996, 1995 and 1994
                  --------------------------------------------


      sale, or trading. This security classification may be modified after acquisition only under certain specified conditions. In general, securities may be classified as held-to-maturity only if the Company has the positive intent and ability to hold them to maturity. Trading securities are defined as those bought and held principally for the purpose of selling them in the near term. All other securities must be classified as available-for-sale.

          -- Held-to-maturity securities are measured at amortized cost in the balance sheet. Unrealized holding gains and losses are not included in earnings or in a separate component of capital. They are merely disclosed in the notes to the consolidated financial statements.

          -- Available-for-sale securities are carried at fair value on the balance sheet. Unrealized holding gains and losses are not included in earnings, but are reported as a net amount (less expected tax) in a separate component of capital until realized.

          -- Trading securities are carried at fair value on the balance sheet. Unrealized holding gains and losses for trading securities are included in earnings.

      INVESTMENT SECURITIES, PRIOR TO THE ADOPTION OF SFAS NO. 115:

      Investments in debt securities were those securities which the Company had the ability and intent to hold to maturity. Investment securities (excluding marketable equity securities) were stated at cost. Marketable equity securities were stated at the lower of cost or fair value in the aggregate.

      LOANS:

      Loans receivable that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at their outstanding principal balances reduced by amounts due to borrowers on unadvanced loans, any charge-offs, the allowance for loan losses and any deferred fees or costs on originated loans, or unamortized premiums or discounts on purchased loans.

      Interest on loans is generally recognized on a simple interest basis.

      Loan origination and commitment fees and certain direct origination costs are deferred, and the net amount amortized as an adjustment of the related loan's yield. The Company is generally amortizing these amounts over the contractual life of the related loans.

      Cash receipts of interest income on impaired loans is credited to principal to the extent necessary to eliminate doubt as to the collectibility of the net carrying amount of the loan. Some or all of the cash receipts of interest income on impaired loans is recognized as interest income if the remaining net carrying amount of the loan is deemed to be fully collectible. When recognition of interest income on an impaired loan on a cash basis is appropriate, the amount of income that is recognized is limited to that which would have been accrued on the net carrying amount of the loan at the contractual interest rate. Any cash interest payments received in excess of the limit and not applied to reduce the net carrying amount of the loan are recorded as recoveries of charge-offs until the charge-offs are fully recovered.

                   PORTSMOUTH BANK SHARES, INC. AND SUBSIDIARY
                   -------------------------------------------

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   ------------------------------------------

                  Years Ended December 31, 1996, 1995 and 1994
                  --------------------------------------------

      ALLOWANCE FOR POSSIBLE LOAN LOSSES:

      An allowance is available for losses which may be incurred in the future on loans in the current portfolio. The allowance is increased by provisions charged to current operations and is decreased by loan losses, net of recoveries. The provision for loan losses is based on management's evaluation of current and anticipated economic conditions, changes in the character and size of the loan portfolio, and other indicators. The balance in the allowance for possible loan losses is considered adequate by management to absorb any reasonably foreseeable loan losses.

      As of January 1, 1995, the Company adopted Statement of Financial Accounting Standards No. 114, "Accounting by Creditors for Impairment of a Loan," as amended by SFAS No. 118. According to SFAS No. 114, a loan is impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement. The Statement requires that impaired loans be measured on a loan by loan basis by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's observable market price, or the fair value of the collateral if the loan is collateral dependent.

      The Statement is applicable to all loans, except large groups of smaller balance homogeneous loans that are collectively evaluated for impairment, loans that are measured at fair value or at the lower of cost or fair value, leases, and convertible or nonconvertible debentures and bonds and other debt securities. The Company considers its residential real estate loans and consumer loans that are not individually significant to be large groups of smaller balance homogeneous loans.

      Factors considered by management in determining impairment include payment status, net worth and collateral value. An insignificant payment delay or an insignificant shortfall in payment does not in itself result in the review of a loan for impairment. The Company applies SFAS No. 114 on a loan-by-loan basis. The Company does not apply SFAS No. 114 to aggregations of loans that have risk characteristics in common with other impaired loans. Interest on a loan is not generally accrued when the loan becomes ninety or more days overdue. The Company may place a loan on nonaccrual status but not classify it as impaired, if (i) it is probable that the Company will collect all amounts due in accordance with the contractual terms of the loan or (ii) the loan is an individually insignificant residential mortgage loan or consumer loan. Impaired loans are charged-off when management believes that the collectibility of the loan's principal is remote. Substantially all of the Company's loans that have been identified as impaired have been measured by the fair value of existing collateral.

      The financial statement impact of adopting the provisions of this Statement was not material.

      PREMISES AND EQUIPMENT:

      Premises and equipment are stated at cost, less accumulated depreciation and amortization. Cost and related allowances for depreciation and amortization of premises and equipment retired or otherwise disposed of are removed from the respective accounts with any gain or loss included in income or expense. Depreciation and amortization are calculated principally on the straight-line method over the estimated useful lives of the assets.

                   PORTSMOUTH BANK SHARES, INC. AND SUBSIDIARY
                   -------------------------------------------

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   ------------------------------------------

                  Years Ended December 31, 1996, 1995 and 1994
                  --------------------------------------------

      OTHER REAL ESTATE OWNED AND IN-SUBSTANCE FORECLOSURES:

      Other real estate owned includes properties acquired through foreclosure and properties classified as in-substance foreclosures in accordance with Financial Accounting Standards Board Statement No. 15, "Accounting by Debtors and Creditors for Troubled Debt Restructuring." These properties are carried at the lower of cost or estimated fair value less costs to sell. Any writedown from cost to estimated fair value required at the time of foreclosure or classification as in-substance foreclosure is charged to the allowance for possible loan losses. Expenses incurred in connection with maintaining these assets, subsequent write-downs and gains or losses recognized upon sale are included in other expense.

      Beginning in 1995, in accordance with Statement of Financial Accounting Standards No. 114 "Accounting by Creditors for Impairment of a Loan," the Company classifies loans as in-substance repossessed or foreclosed if the Company receives physical possession of the debtor's assets regardless of whether formal foreclosure proceedings take place.

      INCOME TAXES:

      The Company recognizes income taxes under the asset and liability method. Under this method, deferred tax assets and liabilities are established for the temporary differences between the accounting basis and the tax basis of the Company's assets and liabilities at enacted tax rates expected to be in effect when the amounts related to such temporary differences are realized or settled.

      FAIR VALUES OF FINANCIAL INSTRUMENTS:

      Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments," requires that the Company disclose estimated fair values for its financial instruments. Fair value methods and assumptions used by the Company in estimating its fair value disclosures are as follows:

      Cash and cash equivalents: The carrying amounts reported in the balance sheet for cash and federal funds sold approximate those assets' fair values.

      Securities: Fair values for securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

      Loans receivable: For variable-rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying amounts. The fair values for other loans are estimated by discounting the future cash flows, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. The carrying amount of accrued interest approximates its fair value.

      Deposit liabilities: The fair values disclosed for demand deposits, regular savings, NOW accounts and money market accounts are equal to the amount payable on demand at the reporting date (i.e., their carrying amounts). Fair values for time deposits are estimated using a discounted cash flow calculation that applies interest rates currently being offered on time deposits to a schedule of aggregated expected monthly maturities.

                   PORTSMOUTH BANK SHARES, INC. AND SUBSIDIARY
                   -------------------------------------------

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   ------------------------------------------

                  Years Ended December 31, 1996, 1995 and 1994
                  --------------------------------------------


      Commitments to grant loans: The fair value of commitments is estimated, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. For fixed rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates. The fair value of letters of credit is based on the estimated cost to terminate them or otherwise settle the obligations with the counterparties at the reporting date.

      STOCK BASED COMPENSATION:

      SFAS No. 123, "Accounting for Stock-Based Compensation," was issued in October 1995 and introduces a fair value method of accounting for employee stock options, restricted stock grants, stock appreciation rights or similar equity instruments. In accordance with SFAS No. 123, entities can recognize stock-based compensation expense in the basic financial statements using either (i) the intrinsic value approach set forth in APB Opinion No. 25 or (ii) the fair value method introduced in SFAS No. 123. Entities electing to continue to follow the provisions of APB Opinion No. 25 must make pro forma disclosure of net income and earnings per share, as if the fair value method of accounting defined in SFAS No. 123 had been applied. Management will continue to measure stock-based compensation costs in accordance with APB Opinion No. 25.

NOTE 3 - INVESTMENTS IN SECURITIES
----------------------------------

Debt and equity securities have been classified in the consolidated balance sheets according to management's intent. The carrying amount of securities and their approximate fair values are as follows as of December 31:

                                                                             Gross           Gross
                                                         Amortized        Unrealized       Unrealized
                                                            Cost           Holding           Holding         Fair
                                                           Basis            Gains            Losses          Value
                                                        -----------       ----------       ----------     ------------
Available-for-sale securities:
  December 31, 1996:
 Equity securities                                      $14,075,409       $1,093,266       $  111,124     $ 15,057,551
 Debt securities issued by the U.S. Treasury and
   other U.S. government corporations and agencies       60,828,634          995,985          267,984       61,556,635
 Debt securities issued by foreign governments            3,995,235          131,366                         4,126,601
 Corporate debt securities                               10,932,792          192,403            3,978       11,121,217
 Mortgage-backed securities                                 513,281           41,757                           555,038
                                                        -----------       ----------       ----------     ------------
                                                        $90,345,351       $2,454,777       $  383,086     $ 92,417,042
                                                        ===========       ==========       ==========     ============

December 31, 1995:
 Equity securities                                      $11,297,240       $2,510,257       $   96,250     $ 13,711,247
 Debt securities issued by the U.S. Treasury and
   other U.S. government corporations and agencies       60,089,595        2,631,689            4,500       62,716,784
 Debt securities issued by foreign governments            5,001,557          242,665                         5,244,222
 Corporate debt securities                               19,520,710          505,781            1,445       20,025,046
 Mortgage-backed securities                                 693,926           52,668                           746,594
                                                        -----------       ----------       ----------     ------------
                                                        $96,603,028       $5,943,060       $  102,195     $102,443,893
                                                        ===========       ==========       ==========     ============


                   PORTSMOUTH BANK SHARES, INC. AND SUBSIDIARY
                   -------------------------------------------

                                           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                           ------------------------------------------

                                         Years Ended December 31, 1996, 1995 and 1994
                                         --------------------------------------------

                                                                             Gross           Gross
                                                            Amortized     Unrealized       Unrealized
                                                              Cost          Holding          Holding         Fair
                                                              Basis          Gains           Losses          Value
                                                           -----------     -----------     -----------     -----------
Held-to-maturity securities:
  December 31, 1996:
   Debt securities issued by the U.S. Treasury and
   other U.S. government corporations and agencies         $10,000,000        $  9,375        $ 32,164     $ 9,977,211
 Corporate debt securities                                   2,012,607           1,638           7,455       2,006,790
                                                           -----------        --------        --------     -----------
                                                           $12,012,607        $ 11,013        $ 39,619     $11,984,001
                                                           ===========        ========        ========     ===========

December 31, 1995:
 Debt securities issued by the U.S. Treasury and
   other U.S. government corporations and agencies         $14,999,266        $  1,634        $137,770     $14,863,130
 Debt securities issued by states of the United States
   and political subdivisions of the states                    570,000                                         570,000
 Corporate debt securities                                   4,545,516          21,165          36,986       4,529,695
                                                           -----------        --------        --------     -----------
                                                           $20,114,782        $ 22,799        $174,756     $19,962,825
                                                           ===========        ========        ========     ===========

The scheduled maturities of held-to-maturity securities and available-for-sale securities (other than equity securities) were as follows as of December 31, 1996:

                                                                  Held-to-maturity             Available-for-sale
                                                                     securities:                  securities:
                                                           ---------------------------     ---------------------------
                                                            Amortized                       Amortized
                                                               Cost            Fair           Cost            Fair
                                                              Basis           Value           Basis           Value
                                                           -----------     -----------     -----------     -----------
Debt securities other than mortgage-backed securities:
   Due within one year                                     $ 3,998,362     $ 3,986,665     $15,033,410     $15,134,567
   Due after one year through five years                     3,000,000       3,003,438      35,230,648      36,274,955
   Due after five years through ten years                    4,014,245       3,994,835       5,492,603       5,649,936
   Due after ten years                                       1,000,000         999,063      20,000,000      19,744,995
Mortgage-backed securities                                                                     513,281         555,038
                                                           -----------     -----------     -----------     -----------
                                                           $12,012,607     $11,984,001     $76,269,942     $77,359,491
                                                           ===========     ===========     ===========     ===========

During 1996, proceeds from sales of available-for-sale securities amounted to $6,322,016. Gross realized gains on those sales amounted to $978,485. Gross realized gains on calls of preferred stocks and bonds amounted to $550,782. During 1995, proceeds from sales of available-for-sale securities amounted to $11,202,969. Gross realized gains on those sales amounted to $308,515. Gross realized gains on calls of preferred stocks and bonds amounted to $580,654. During 1994, proceeds from sales of available-for-sale securities amounted to $15,760,453. Gross realized gains on those sales amounted to $209,118.

In 1995, the Bank transferred at fair value certain debt securities from securities classified as held-to-maturity to securities classified as available-for-sale. The unrealized holding gain of $58,290 at the date of transfer has been recognized as a separate component of stockholders' equity. the transfer was a result of a reassessment of the appropriateness of the classification of all securities held as of December 31, 1995. In accordance with a Special Report of the Financial Accounting Standards Board regarding SFAS No. 115 this transfer will not call into question the intent of the Bank to hold other debt securities to maturity in the future.

                   PORTSMOUTH BANK SHARES, INC. AND SUBSIDIARY
                   -------------------------------------------

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   ------------------------------------------

                  Years Ended December 31, 1996, 1995 and 1994
                  --------------------------------------------


There were no securities of issuers whose aggregate carrying amount exceeded 10% of stockholders' equity as of December 31, 1996.

A total par value of $1,500,000 of debt securities was pledged to secure public funds on deposit as of December 31, 1996 and 1995.

The adoption of SFAS No. 115 as of January 1, 1994 had the following effect on the consolidated financial statements for the year ended December 31, 1994:

Addition to stockholders' equity:

  Net unrealized holding gain on available-for-sale securities      $9,530,757
  Less tax effect                                                    3,680,777
                                                                    ----------
        Net effect                                                  $5,849,980
                                                                    ==========

In 1994, subsequent to the adoption of SFAS No. 115 as of January 1, 1994, certain available-for-sale securities were transferred at fair value from the category available-for-sale to the category held-to-maturity. The unrealized holding losses on such securities are $34,245 and are included in the separate component of stockholders' equity as of December 31, 1994.

NOTE 4 - LOANS
--------------

The carrying amounts of loans consisted of the following as of December 31:

                                                          1996             1995
                                                      ------------     -----------
Commercial, financial and agricultural                $    484,421     $   423,686
Commercial paper                                        12,978,067
Real estate - construction and land development          1,276,841         692,722
Real estate - residential                               63,568,824      59,142,712
Real estate - commercial                                16,929,630      11,572,790
Consumer                                                 6,178,780       6,020,080
                                                      ------------     -----------
                                                       101,416,563      77,851,990
Allowance for possible loan losses                        (687,396)       (726,928)
Unearned income                                           (686,849)       (673,749)
                                                      ------------     -----------
        Net loans                                     $100,042,318     $76,451,313
                                                      ============     ===========



Certain directors and executive officers of the Company and companies in which they have significant ownership interest were customers of the Bank during 1996. Total loans to such persons and their companies amounted to $3,070,801 as of December 31, 1996. During the year ended December 31, 1996, $2,597,959 of new loans were made and repayments totaled $1,271,714.

Changes in the allowance for possible loan losses were as follows for the years ended December 31:

                                               1996         1995        1994
                                              --------    --------     -------
Balance at beginning of period                $726,928    $766,666    $806,862
Loans charged off                              (40,782)    (40,923)    (40,196)
Recoveries of loans previously charged off       1,250       1,185
                                              --------    --------    --------
Balance at end of period                      $687,396    $726,928    $766,666
                                              ========    ========    ========

                   PORTSMOUTH BANK SHARES, INC. AND SUBSIDIARY
                   -------------------------------------------

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   ------------------------------------------

                  Years Ended December 31, 1996, 1995 and 1994
                  --------------------------------------------


Information about loans that meet the definition of an impaired loan in Statement of Financial Accounting Standards No. 114 is as follows as of December
31:

                                                   1996                       1995
                                          -----------------------   -------------------------
                                          Recorded     Related      Recorded       Related
                                          Investment   Allowance    Investment     Allowance
                                          In Impaired  For Credit   In Impaired    For Credit
                                          Loans        Losses       Loans
                                          -----------  ----------   -----------    ----------
Losses
Loans for which there is a related
  allowance for credit losses                  $    0     $0          $      0         $0

Loans for which there in no related
  allowance for credit losses                       0      0           108,825          0
                                               ------     --          --------         --

        Totals                                 $    0     $0          $108,825         $0
                                               ======     ==          ========         ==
Average recorded investment in impaired
  loans during the year ended December 31      $9,243                 $ 69,767
                                               ======                 ========
Related amount of interest income r
  ecognized during the time, in the year
  ended December 31, that the loans were
  impaired

        Total recognized                       $    0                 $      0
                                               ======                 ========
        Amount recognized using a
        cash-basis method of accounting        $    0                 $      0
                                               ======                 ========


NOTE 5 - PREMISES AND EQUIPMENT
-------------------------------

The following is a summary of premises and equipment as of December 31:


                                                            1996        1995
                                                        ----------  ----------
Land                                                    $  769,620  $  769,620
Buildings                                                2,029,489   2,022,699
Furniture and equipment                                  1,892,776   1,850,048
                                                        ----------  ----------
                                                         4,691,885   4,642,367
Accumulated depreciation and amortization               (3,806,081) (3,747,033)
                                                        ----------  ----------
                                                        $  885,804  $  895,334
                                                        ==========  ==========

NOTE 6 - DEPOSITS

The aggregate amount of time deposit accounts (including CDs), each with a minimum denomination of $100,000, was approximately $14,235,391 and $12,437,949 as of December 31, 1996 and 1995, respectively.

For time deposits as of December 31, 1996, the aggregate amount of maturities for each of the following three years ended December 31, are:

                                                        (In thousands)
                        1997                              $ 84,309
                        1998                                18,137
                        1999                                 2,595
                                                          --------
                                                          $105,041
                                                          ========

                   PORTSMOUTH BANK SHARES, INC. AND SUBSIDIARY
                   -------------------------------------------

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   ------------------------------------------

                  Years Ended December 31, 1996, 1995 and 1994
                  --------------------------------------------


NOTE 7 - INCOME TAXES

The components of the income tax expense are as follows for the years ended
December 31:

                                               1996          1995       1994
                                            ----------    ----------  ----------
Current:
  Federal                                   $2,412,750    $2,411,936  $2,310,297
  State                                         13,844        20,460      16,535
                                            ----------    ----------  ----------
                                             2,426,594     2,432,396   2,326,832
                                            ----------    ----------  ----------
Deferred:
  Federal                                       19,750         5,664     (10,352)
  State                                            156         1,254     (11,352)
                                            ----------    ----------  ----------
                                                19,906         6,918     (21,704)
                                            ----------    ----------  ----------
Total income tax expense                    $2,446,500    $2,439,314  $2,305,128
                                            ==========    ==========  ==========

The reasons for the differences between the statutory federal income tax rates and the effective tax rates are summarized as follows for the years ended
December 31:

                                                 1996           1995        1994
                                                 ----           ----        ----
                                                     % of        % of        % of
                                                Income          Income      Income
                                                ------          ------      ------
Federal income tax at statutory rate             34.0%          34.0%       34.0%
Increase (decrease) in tax resulting from:
  Tax-exempt income                              (1.2)           (.9)       (1.5)
  Dividends received deduction                   (3.1)          (3.5)       (3.3)
  Increase in CSV of life insurance over
      premiums paid                               (.2)          (1.0)        (.5)
  Environmental tax                                               .1          .1
  Stock options exercised                         (.5)           (.3)        (.7)
  Unallowable expenses                                            .2
State tax, net of federal tax benefit              .1             .2          .1
                                                 ----           ----        ----
                                                 29.1%          28.8%       28.2%
                                                 ====           ====        ====

The Company had gross deferred tax assets and gross deferred tax (liabilities) as follows as of December 31:

                                                              1996        1995
                                                              ----        ----
Deferred tax assets:
  Depreciation                                             $  46,053   $  34,820
  Allowance for loan losses                                  150,178     163,636
  Loan origination fees                                      233,556     229,102
  Accrued expense                                              6,854       7,714
  Accrued deferred compensation                              906,219     928,150
  Other adjustments                                           44,179      43,523
                                                           ---------  ----------
        Gross deferred tax assets                          1,387,039   1,406,945
                                                           ---------  ----------

Deferred tax liabilities:
  Net unrealized gain on available-for-sale securities      (797,459) (2,249,324)
  Prepaid pensions                                           (15,408)    (15,408)
                                                           ---------  ----------
        Gross deferred tax liabilities                      (812,867) (2,264,732)
                                                           ---------  ----------
Net deferred tax asset (liability)                         $ 574,172  $ (857,787)
                                                           =========  ==========


                   PORTSMOUTH BANK SHARES, INC. AND SUBSIDIARY
                   -------------------------------------------

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   ------------------------------------------

                  Years Ended December 31, 1996, 1995 and 1994
                  --------------------------------------------


Deferred tax assets as of December 31, 1996 and 1995 have not been reduced by a valuation allowance because management believes that it is more likely than not that the full amount of deferred tax assets will be realized.

As of December 31, 1996, the Company had no operating loss and tax credit carryovers for tax purposes.

In prior years, Portsmouth Savings Bank, a wholly-owned subsidiary of the Company, was allowed a special tax-basis bad debt deduction under certain provisions of the Internal Revenue Code. As a result, retained income of the Bank as of December 31, 1996 includes approximately $4,149,000 for which federal and state income taxes have not been provided. If the Bank no longer qualifies as a bank as defined in certain provisions of the Internal Revenue Code, this amount will be subject to recapture in taxable income ratably over six (6) years, subject to a combined federal and state tax rate of approximately 30%.

NOTE 8 - STOCK COMPENSATION PLAN
--------------------------------

As of December 31, 1996, the Company has a fixed option, stock-based compensation plan, which is described below. The Company applies APB Opinion 25 and related Interpretations in accounting for its plan. Accordingly, no compensation cost has been recognized for this plan.

In 1988, the Company adopted an Incentive Stock Option Plan whereby options may be granted to key employees of the Company or its subsidiary to purchase shares of common stock at a price not less than fair market value at the date of grant. The options are exercisable over a period not to exceed ten years from the date of grant. No additional options are available for issuance. All options were granted prior to December 31, 1994.

The share amounts and per share option prices have been adjusted to reflect the 1996 and 1995 2% stock dividends and the 1994 three for two stock split.

A summary of the status of the Company's fixed stock option plan as of December
31, 1996, 1995 and 1994 and changes during the years ending on those dates is presented below:

                                            1996                     1995                         1994
                                   ----------------------   -------------------------   ------------------------
                                         Weighted-Average            Weighted-Average           Weighted-Average
Fixed Options                      Shares  Exercise Price   Shares    Exercise Price    Shares   Exercise Price
-------------                      ------  --------------   ------    --------------    ------   --------------
                                                             (Share Amounts In Thousands)
Outstanding at beginning of year    394        $5.40          407        $5.50           437        $5.44
Exercised                           (21)       $5.12          (13)       $4.92           (30)       $4.64
                                    ---                       ---                        ---
Outstanding at end of year          373        $5.54          394        $5.40           407        $5.50
                                    ===                       ===                        ===
Options exercisable at year-end     373                       394                        407
Weighted-average fair value of
  options granted during the year   N/A                       N/A                        N/A


The following table summarizes information about fixed stock options outstanding as of December 31, 1996:

                                   Options Outstanding                              Options Exercisable
                    -----------------------------------------------------    --------------------------------
                         Number       Weighted-Average                          Number
   Range of          Outstanding          Remaining      Weighted-Average     Exercisable    Weighted-Average
Exercise Prices     as of 12/31/96     Contractual Life    Exercise Price    as of 12/31/96   Exercise Price
---------------     --------------     ----------------    --------------    --------------   --------------

$4.62 to $6.62          372,734      2 years, 9 months        $5.54              372,734           $5.54

                   PORTSMOUTH BANK SHARES, INC. AND SUBSIDIARY
                   -------------------------------------------

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   ------------------------------------------

                  Years Ended December 31, 1996, 1995 and 1994
                  --------------------------------------------


NOTE 9 - EMPLOYEE STOCK OWNERSHIP PLAN
--------------------------------------

The Company sponsors a leveraged employee stock ownership plan (ESOP) that covers all employees who have attained age 21 and have completed a year of service. The Company makes annual contributions to the ESOP as determined by the Board of Directors. The ESOP purchased 68,693 shares of the Company's stock in the Company's stock offering in 1988. The purchase price was paid by a $515,000 loan from an unrelated third party with repayment secured by the Bank. The loan balance of $73,599 at December 31, 1994 was paid on February 1, 1995. As the debt was repaid, shares were released from collateral and allocated to active employees, based on the proportion of debt service paid in the year. The debt of the ESOP was recorded as debt of the Company and the shares pledged as collateral were reported as unearned ESOP shares in the balance sheet. The ESOP shares were as follows as of December 31:

                                                             1996        1995
                                                            ------      ------

Total ESOP shares all released for allocation               74,916      81,343


Any shares of the Company purchased by the ESOP after December 31, 1992 are subject to the accounting specified by the American Institute of CPA's Statement of Position 93-6. Under the statement, as any shares purchased after December 31, 1992 are released from collateral, the Company will report compensation expense equal to the current market price of the shares and the shares will be outstanding for earnings-per-share computations. Also, as the shares are released, the related dividends will be recorded as a reduction of retained earnings. Dividends on the allocated shares will be recorded as a reduction of debt and accrued interest. No shares of the Company were purchased by the ESOP in 1996, 1995 or 1994.

NOTE 10 - EMPLOYEE BENEFITS
---------------------------

The Company has a qualified defined benefit pension plan covering substantially all of its full time employees meeting certain eligibility requirements. The retirement benefit is 1.10% of Average Annual Earnings over three years up to Social Security Covered Compensation plus 1.73% of Average Annual Earnings over three years in excess of Social Security Compensation, both multiplied by years of Credited Service up to a maximum of 30 years.

                   PORTSMOUTH BANK SHARES, INC. AND SUBSIDIARY
                   -------------------------------------------

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   ------------------------------------------

                  Years Ended December 31, 1996, 1995 and 1994
                  --------------------------------------------


The following table sets forth the funded status of the plan and amounts recognized in the Company's consolidated balance sheets as of December 31:


                                                                     1996         1995
                                                                     ----         ----
Actuarial present value of benefit obligations:
  Accumulated benefit obligation (including vested
  benefits of $772,942 and $723,675, respectively)             $   794,207      $   741,748
                                                               ===========      ===========

Projected benefit obligation for services rendered to date     $(1,032,976)     $(1,068,772)

Plan assets at contract value, primarily invested in
  guaranteed accounts of  an insurance company                     859,158          827,693
                                                               -----------      -----------

Plan assets less than projected benefit obligation                (173,818)        (241,079)

Unrecognized prior service cost                                     27,746           30,080

Unrecognized obligation existing at January 1, 1987,
  being recognized over 15 years                                    (8,926)         (10,711)

Unrecognized net loss from past experience different
  from that assumed                                                236,185          304,664
                                                               -----------      -----------

Prepaid pension cost included in other assets on the
  balance sheet                                                $    81,187      $    82,954
                                                               ===========      ===========


Net periodic pension cost included the following components for the years ended
December 31:


                                                         1996       1995         1994
                                                         ----       ----         ----
  Service costs-benefits earned during the period      $52,532     $68,462   $  75,827
  Interest cost on projected benefit obligation         80,158      69,978      71,251
  Actual return on plan assets                         (32,682)    (28,095)    (23,501)
  Net amortization and deferral                        (18,823)    (15,077)     (2,412)
                                                       -------     -------    --------
  Net periodic pension cost                            $81,185     $95,268    $121,165
                                                       =======     =======    ========


The weighted-average discount rate and rate of increase in future compensation levels used in determining the actuarial present value of the projected benefit obligation was 7.5% and 5.0%, respectively for 1996 and 1995. The expected long-term rate of return on assets was 7.5% for each year.

NOTE 11 - SUPPLEMENTAL PENSIONS AND DEFERRED COMPENSATION
---------------------------------------------------------

The Company makes payments to certain retired officers in accordance with supplemental retirement and deferred compensation agreements. The cost of these agreements is accrued but not funded. The Company purchased corporate-owned life insurance policies on the lives of the retirees. The death benefits are payable to the Company and will assist in the funding of the deferred compensation liability. The Company will recover the costs of premium payments from the cash value of these policies.

                   PORTSMOUTH BANK SHARES, INC. AND SUBSIDIARY
                   -------------------------------------------

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   ------------------------------------------

                  Years Ended December 31, 1996, 1995 and 1994
                  --------------------------------------------


NOTE 12 - FINANCIAL INSTRUMENTS
-------------------------------

The Company is party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to originate loans and unadvanced funds on loans. The instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the balance sheets. The contract amounts of those instruments reflect the extent of involvement the Company has in particular classes of financial instruments.

The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for loan commitments is represented by the contractual amounts of those instruments. The Company uses the same credit policies in making commitments as it does for on-balance sheet instruments.

Commitments to originate loans are agreements to lend to a customer provided there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since some of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation of the borrower.

The estimated fair values of the Company's financial instruments, all of which are held or issued for purposes other than trading, are as follows as of December 31:

                                                  1996                             1995
                                    -----------------------------     -----------------------------
                                       Carrying           Fair           Carrying           Fair
                                        Amount            Value           Amount           Value
                                    ------------     ------------     ------------     ------------
Financial assets:
  Cash and cash equivalents         $ 60,131,681     $ 60,131,681     $ 60,924,349     $ 60,924,349
  Available-for-sale securities       92,417,042       92,417,042      102,443,893      102,443,893
  Held-to-maturity securities         12,012,607       11,984,001       20,114,782       19,962,825
  Federal Home Loan Bank stock           874,200          874,200          874,200          874,200
  Loans                              100,042,318      100,153,000       76,451,313       76,181,000
  Accrued interest receivable          1,838,352        1,838,352        2,338,047        2,338,047

Financial liabilities:
  Deposits                           198,147,729      198,438,000      195,569,634      196,022,000


The carrying amounts of financial instruments shown in the above table are included in the consolidated balance sheets under the indicated captions. Accounting policies related to financial instruments are described in Note 2.

Notional amounts of financial instrument liabilities with off-balance sheet credit risk are as follows as of December 31:

                                                                           1996             1995
                                                                        ----------       ----------
Commitments to originate loans                                          $1,022,000       $1,868,550
Unadvanced portions of loans:
  Residential real estate loans                                            904,851          339,822
  Consumer                                                                 272,105          255,980
  Home equity                                                               64,464           86,542
  Commercial lines of credit                                               102,002          128,270
                                                                        ----------       ----------
                                                                        $2,365,422       $2,679,164
                                                                        ==========       ==========


                   PORTSMOUTH BANK SHARES, INC. AND SUBSIDIARY
                   -------------------------------------------

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   ------------------------------------------

                  Years Ended December 31, 1996, 1995 and 1994
                  --------------------------------------------


There is no material difference between the notional amounts and the estimated fair values of the above off-balance sheet liabilities.

The Company has no derivative financial instruments subject to the provisions of SFAS No. 119 "Disclosure About Derivative Financial Instruments and Fair Value of Financial Instruments."

NOTE 13 - DISTRIBUTION AND LIQUIDATION ACCOUNT
----------------------------------------------

Pursuant to certain bank conversion regulations, Portsmouth Savings Bank established a liquidation account in an amount equal to its net worth ($22,670,000) as of September 30, 1987, for the benefit of eligible account holders who maintain their deposit accounts in the Bank after conversion. In the event of a complete liquidation, eligible account holders would be entitled to their interest in the liquidation account before any liquidation distribution may be made with respect to common stock. Their interest as to each account will be in the same proportion of the total liquidation amount as the balance of their account on December 31, 1987 was of the balance in all accounts in the Bank on that date. However, if the amount in the savings account on any annual closing date of the Bank is less than the amount in such account on December 31, 1987, then their interest in the liquidation account will be reduced by an amount proportionate to any such reduction, and their interest will cease to exist if such accounts are closed. Their interest in the liquidation account will never be increased despite any increase in the related account after December 31, 1987. As of December 31, 1996 and 1995, the balance in the liquidation account was $866,786 and $1,015,960, respectively.

NOTE 14 - STOCK DIVIDENDS AND EARNINGS PER SHARE
------------------------------------------------

Earnings per share is calculated based on the treasury stock method. Earnings per share for 1996, 1995 and 1994 were calculated using the weighted average number of shares outstanding during those periods. The number of shares outstanding during 1996, 1995 and 1994 have been adjusted to reflect the issuance of a 2% stock dividend declared in March of 1996. Earnings per share, as restated, for 1995 and 1994 have been reduced by $.02 and $.02, respectively to reflect the 1996 stock dividend. During 1996 and 1995 the Company paid $7,258 and $5,159, respectively for fractional shares in connection with the stock dividends. The number of shares outstanding during 1994 were adjusted to reflect the issuance of a 3 for 2 stock split declared in March of 1994. During 1994 the Company paid $1,813 for fractional shares in connection with the stock split.

In accordance with Statement of Position 93-6 issued by the American Institute of CPA's, earnings per share is calculated by using the average number of shares outstanding reduced by the average number of shares owned by the ESOP that had not been committed to be released, if any.

NOTE 15 - SIGNIFICANT GROUP CONCENTRATIONS OF CREDIT RISK
---------------------------------------------------------

Most of the Bank's business activity is with customers located within the state. There are no concentrations of credit to borrowers that have similar economic characteristics. The majority of the Bank's loan portfolio is comprised of loans collateralized by real estate located in New Hampshire and Southern Maine.

                   PORTSMOUTH BANK SHARES, INC. AND SUBSIDIARY
                   -------------------------------------------

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   ------------------------------------------

                  Years Ended December 31, 1996, 1995 and 1994
                  --------------------------------------------


NOTE 16 - REGULATORY MATTERS
----------------------------

The Company and its subsidiary the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory - and possibly additional discretionary - actions by regulators that, if undertaken, could have a direct material effect on the Company's and the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of their assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. Their capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 1996, that the Company and the Bank meet all capital adequacy requirements to which they are subject.

As of December 31, 1996, the most recent notification from the Federal Deposit Insurance Corporation categorized the Company and the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Company and the Bank must maintain minimum total risk-based, Tier I risk-based and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the institution's category.

The Company's and the Bank's actual capital amounts and ratios are also presented in the table.

                                                                                                       To Be Well
                                                                                                    Capitalized Under
                                                                          For Capital               Prompt Corrective
                                                     Actual            Adequacy Purposes:           Action Provisions:
                                                --------------      ---------------------         ---------------------
                                                Amount   Ratio      Amount         Ratio          Amount          Ratio
                                                ------   -----      ------         -----          ------          -----
                                                                       (Dollar Amounts in Thousands)
As of December 31, 1996:
   Total Capital (to Risk Weighted Assets):
      Consolidated                             $65,493   57.10%   $ 9,175   (bigger or equal)8%      N/A
      Portsmouth Savings Bank                   46,547   40.59      9,175   (bigger or equal)8   $11,468   (bigger or equal)10%

   Tier 1 Capital (to Risk Weighted Assets):
      Consolidated                              64,806   56.50      4,588   (bigger or equal)4       N/A
      Portsmouth Savings Bank                   45,860   39.99      4,587   (bigger or equal)4     6,881   (bigger or equal)6

   Tier 1 Capital (to Average Assets):
      Consolidated                              64,806   24.84     10,436   (bigger or equal)4       N/A
      Portsmouth Savings Bank                   45,860   17.58     10,435   (bigger or equal)4    13,043   (bigger or equal)5


                   PORTSMOUTH BANK SHARES, INC. AND SUBSIDIARY
                   -------------------------------------------

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   ------------------------------------------

                  Years Ended December 31, 1996, 1995 and 1994
                  --------------------------------------------

                                                                                                      To Be Well
                                                                                                      Capitalized Under
                                                                         For Capital                  Prompt Corrective
                                                       Actual         Adequacy Purposes:              Action Provisions:
                                                  ---------------   ---------------------            -------------------
                                                  Amount    Ratio   Amount          Ratio            Amount        Ratio
                                                  ------    -----   ------          -----            ------        -----
                                                                      (Dollar Amounts in Thousands)
As of December 31, 1995:
   Total Capital (to Risk Weighted Assets):
      Consolidated                               $64,925   58.57%  $8,868     (bigger or equal)8%      N/A
      Portsmouth Savings Bank                     45,877   41.40    8,866     (bigger or equal)8   $11,082    (bigger or equal)10%

   Tier 1 Capital (to Risk Weighted Assets):
      Consolidated                                64,198   57.92    4,434     (bigger or equal)4       N/A
      Portsmouth Savings Bank                     45,150   40.74    4,433     (bigger or equal)4     6,649    (bigger or equal)6

   Tier 1 Capital (to Average Assets):
      Consolidated                                64,198   24.15   10,635     (bigger or equal)4       N/A
      Portsmouth Savings Bank                     45,150   16.98   10,634     (bigger or equal)4    13,292    (bigger or equal)5



NOTE 17 - STOCKHOLDERS' EQUITY
------------------------------

The Bank may not declare or pay cash dividends on its shares of common stock if the effect thereof would cause its stockholders' equity to be reduced below applicable maintenance requirements or if such declaration and payments would otherwise violate regulatory requirements. As of December 31, 1996 the amount of dividends the Bank could declare was approximately $35,425,000.

NOTE 18 - RECLASSIFICATION
--------------------------

Certain amounts in the prior years have been reclassified to be consistent with the current year's statement presentation.

                   PORTSMOUTH BANK SHARES, INC. AND SUBSIDIARY
                   -------------------------------------------

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   ------------------------------------------

                  Years Ended December 31, 1996, 1995 and 1994
                  --------------------------------------------


NOTE 19 - PORTSMOUTH BANK SHARES, INC. (PARENT ONLY FINANCIAL INFORMATION)
--------------------------------------------------------------------------

Balance sheets

                                                                          December 31,
                                                                     1996            1995
                                                                  -----------     -----------
ASSETS
------
Cash                                                              $    62,247     $     5,528
Interest bearing deposits with Portsmouth Savings Bank             18,927,847      19,021,288
                                                                  -----------     -----------
        Cash and cash equivalents                                  18,990,094      19,026,816
Investment in subsidiary                                           47,130,593      48,727,933
Other assets                                                            7,517          42,447
                                                                  -----------     -----------
                                                                  $66,128,204     $67,797,196
                                                                  ===========     ===========


LIABILITIES AND STOCKHOLDERS' EQUITY
------------------------------------
Accrued expenses                                                  $    51,660     $    21,564
                                                                  -----------     -----------
        Total liabilities                                              51,660          21,564
                                                                  -----------     -----------
Stockholders' equity                                               66,076,544      67,775,632
                                                                  -----------     -----------
                                                                  $66,128,204     $67,797,196
                                                                  ===========     ===========
Statements of income

                                                              Years ended December 31,
                                                         1996           1995           1994
                                                     ----------     ----------     ----------
Dividends from subsidiary                            $4,868,833     $4,394,351     $4,021,787
Interest income                                         650,330        641,031        568,004
                                                     ----------     ----------     ----------
        Total income                                  5,519,163      5,035,382      4,589,791
General and administrative expenses                     195,466        170,066        177,377
                                                     ----------     ----------     ----------
Income before income taxes and equity in
  undistributed net income of subsidiary              5,323,697      4,865,316      4,412,414
Income taxes                                             76,500        114,400         58,400
                                                     ----------     ----------     ----------
Income before equity in undistributed net
   income of subsidiary                               5,247,197      4,750,916      4,354,014
Equity in undistributed net income of subsidiary        710,148      1,290,296      1,517,736
                                                     ----------     ----------     ----------
        Net income                                   $5,957,345     $6,041,212     $5,871,750
                                                     ==========     ==========     ==========

                   PORTSMOUTH BANK SHARES, INC. AND SUBSIDIARY
                   -------------------------------------------

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   ------------------------------------------

                  Years Ended December 31, 1996, 1995 and 1994
                  --------------------------------------------


PARENT ONLY STATEMENTS OF CASH FLOWS

                                                                   1996             1995              1994
                                                               -----------       -----------       -----------
Cash flows from operating activities:
  Net income                                                   $ 5,957,345       $ 6,041,212       $ 5,871,750
  Adjustments to reconcile net income to net cash
   provided by operating activities:
     Undistributed net income of subsidiary                       (710,148)       (1,290,296)       (1,517,736)
     Increase (decrease) in accrued expenses                        16,276            (4,851)            3,402
     Increase (decrease) in taxes payable                           13,820            (8,034)           35,663
     (Increase) decrease in prepaid expenses                         3,520            (4,167)              333
     (Increase) decrease in interest receivable                     30,550           (25,462)           94,424
     Deferred tax provision                                            860             1,873
     Amortization of investment securities                           1,290             1,520
                                                               -----------       -----------       -----------

  Net cash provided by operating activities                      5,313,513         4,711,795         4,487,836
                                                               -----------       -----------       -----------

Cash flows from investing activities:
  Proceeds from maturities of held-to-maturity securities       16,600,000         6,465,000         8,600,000
  Purchases of held-to-maturity securities                     (16,601,290)       (6,001,520)       (2,465,000)
                                                               -----------       -----------       -----------

  Net cash provided by (used in) investing activities               (1,290)          463,480         6,135,000
                                                               -----------       -----------       -----------

Cash flows from financing activities:
  Fractional shares paid in cash                                    (7,259)           (5,159)           (1,813)
  Purchase of treasury stock                                      (583,125)         (848,100)       (1,025,125)
  Dividends paid                                                (4,868,833)       (4,394,351)       (4,021,787)
  Proceeds from sale of common stock                               110,272            65,604           139,884

  Net cash used in financing activities                         (5,348,945)       (5,182,006)       (4,908,841)
                                                               -----------       -----------       -----------

Net increase (decrease) in cash and cash equivalents               (36,722)           (6,731)        5,713,995
Cash and cash equivalents at beginning of year                  19,026,816        19,033,547        13,319,552
                                                               -----------       -----------       -----------
Cash and cash equivalents at end of year                       $18,990,094       $19,026,816       $19,033,547
                                                               ===========       ===========       ===========
Supplemental disclosure:
  Income taxes paid                                            $    61,820       $   120,561       $    22,737



The Parent Only Statements of Changes in Stockholders' Equity are identical to the Consolidated Statements of Changes in Stockholders' Equity for the years ended December 31, 1996, 1995 and 1994, and therefore are not reprinted here.

NOTE 20 - AGREEMENT TO BE ACQUIRED
----------------------------------

On February 13, 1997 Portsmouth Bank Shares, Inc. and CFX Corporation (CFX) signed a definitive agreement under which CFX will acquire Portsmouth Bank Shares, Inc. and Portsmouth Savings Bank. Pursuant to the agreement, shares of Portsmouth Bank Shares will be exchanged for shares of CFX common stock. The agreement is subject to the approval of the shareholders of CFX, the shareholders of Portsmouth Bank Shares, Inc.
and regulators.

              OFFICERS AND DIRECTORS - PORTSMOUTH BANK SHARES, INC.

Robert W. Simpson
      Chairman of the Board of Directors of Portsmouth Bank Shares, Inc.

Timothy J. Connors
      Director and Executive Director of the Portsmouth Housing Authority; Chairman of N.H. Pari-Mutuel Commission.

Harry R. Hart
      Director, President and Chief Executive Officer of Portsmouth Bank Shares, Inc. Director, Chairman and Chief Executive Officer of Portsmouth Savings Bank.

Harry P. Jarvis
      Director and Co-owner of Metro Restaurant.

Duane L. Jellison
      Director, President of D.L.J. Corporation - real estate brokers and developers

M. Kevin MacLeod
      Director and Chief Executive Officer of MacLeod Enterprises, which operates Yoken's Restaurant, Conference Center and Comfort Inn.

Mark E. Simpson
      Director, Secretary and Treasurer of Portsmouth Bank Shares, Inc.; Director and President of Portsmouth Savings Bank.





                     OFFICERS AND DIRECTORS - PORTSMOUTH SAVINGS BANK


       OFFICERS                                                BOARD OF DIRECTORS
Harry R. Hart........  Chairman & Chief Executive Officer      Timothy J. Connors
Mark E. Simpson......  President & COO                         Harry R. Hart
John J. Pratt, Jr....  Senior Vice President-Commercial Loans  Harry P. Jarvis
Rodney D. Pridham....  Senior Vice President-Mortgages         Duane L. Jellison
Donald H. Sargent....  Senior Vice President-Finance           M. Kevin MacLeod
William H. Little....  Vice President & Treasurer              Mark E. Simpson
Mark E. Whitney......  Ass't Vice President                    Robert W. Simpson
Eleanor Grattan....... Ass't Treasurer




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INFORMATION REQUESTS
      The Company's Annual Report on Form 10K is filed with the Securities and Exchange Commission. Copies are available without charge by writing to:
            Mark E. Simpson, Secretary
            Portsmouth Bank Shares, Inc.
            P.O. Box 6700
            Portsmouth, NH 03802-6700

INDEPENDENT PUBLIC ACCOUNTANTS
      Shatswell, MacLeod & Company, P.C.
      83 Pine Street
      West Peabody, Massachusetts 01960-3635

GENERAL COUNSEL
      Hale and Dorr
      60 State Street
      Boston, Massachusetts 02109

TRANSFER AGENT
      Bank of Boston
      Shareholder Service Division
      150 Royall Street
      Canton, Massachusetts 02021

OFFICE LOCATIONS
      333 State Street, Portsmouth, New Hampshire, Main Office
      Corner of Route 33 and Ocean Road, Greenland, New Hampshire
      Corner of Route 1 and Fern Road, North Hampton, New Hampshire






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                          PORTSMOUTH BANK SHARES, INC.
               P.O. BOX 6700, PORTSMOUTH, NEW HAMPSHIRE 03802-6700